

Mikey Pasciuto · 3rd

Co-Founder at Scrapp LLC

Burlington, Massachusetts, United States ·

Contact info

287 connections

Scrapp, LLC

University of New Hampshire

Experience

Co-Founder

Scrapp, LLC · Self-employed

May 2020 – Present · 1 yr 6 mos

Burlington, Massachusetts, United States

Co-Founder of Scrapp; A mobile application dedicated to educating consumers about recycling while tackling contamination in the waste stream. My work consists of paperwork, design, strategic visioning, pitching and just about anything that needs to get done.

UNH Sustainability Fellow for the New Hampshire Businesses For Social Responsibility

UNH Sustainability Fellowship Program · Full-time

Jun 2021 – Aug 2021 · 3 mos

Sustainability fellows undertake challenging sustainability projects that are designed to create an immediate impact, offer an extraordinary learning experience, and foster meaningful collaboration. While working with their mentors and partner organizations, fellow ...see more

Intern

Custom Machine LLC

Jul 2014 – Jun 2021 · 7 yrs

Woburn, Massachusetts

Engineering Intern working with quality control, general floor maintenance, machinists and front office staff, and LEAN manufacturing to complete daily tasks.

Machine Development Intern

Amphenol TCS · Internship

Jun 2020 – Aug 2020 · 3 mos

Nashua, New Hampshire, United States

Education

University of New Hampshire

Bachelor's degree, Mechanical Engineering and Sustainability Dual Major with a Minor in Sustainable Energy

2016 – 2021

Activities and Societies: Sigma Chi EcoQuest Education Foundation NET Impact

Licenses & certifications

DOE Solar Decathalon Education Series
U.S. Department of Energy (DOE)
Issued Feb 2021 · No Expiration Date